Exhibit 99.1
Bitauto Announces Fourth Quarter and Fiscal Year 2010 Results
BEIJING, March 3, 2011 /PRNewswire-Asia-FirstCall/ — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010(1).
Fourth Quarter and Fiscal Year 2010 Highlights
•	Revenue in the fourth quarter of 2010 was RMB158.9 million ($24.1 million), a 62.7% increase from the corresponding period in 2009. Revenue in fiscal year 2010 was RMB458.1 million ($69.4 million), a 56.2% increase from 2009. The increases in revenue were attributed to the growth of all three of the company’s business lines.

•	Gross profit in the fourth quarter of 2010 was RMB108.4 million ($16.4 million), an 81.9% increase from the corresponding period in 2009. Gross profit in fiscal year 2010 was RMB309.4 million ($46.9 million), a 65.0% increase from 2009.

•	Operating profit in the fourth quarter of 2010 was RMB33.0 million ($5.0 million), a 127.3% increase from the corresponding period in 2009. Operating profit in fiscal year 2010 was RMB67.6 million ($10.2 million), a 49.6% increase from 2009.

•	IFRS loss in the fourth quarter of 2010 was RMB435.1 million ($65.9 million) and RMB1.27 billion ($192.9 million) in fiscal year 2010. This is mainly attributed to the impact of charges arising from the changes in fair value of the convertible preference shares. These charges will not be applicable for reporting periods subsequent to December 31, 2010, as all the outstanding convertible preference shares were converted into ordinary shares upon the Company’s initial public offering (“IPO”) on November 17, 2010.

•	Non-GAAP profit from continuing operations in the fourth quarter of 2010 was RMB36.9 million ($5.6 million), a 175.0% increase from the corresponding period in 2009; non-GAAP profit from continuing operations in fiscal year 2010 was RMB70.3 million ($10.7million), a 68.3% increase from 2009.

•	The Company had 3,512 subscribers to Easypass, its online marketing platform for new cars, and 1,409 customers for Transtar, its online marketing platform for used cars, in fiscal year 2010, compared to 1,965 and 774, respectively in 2009.

•	The Company raised $108 million in gross proceeds from its IPO of 9 million ADSs on the New York Stock Exchange on November 17, 2010, which it expects to use in product development and further expansion of sales and marketing capabilities, as well as for general corporate purposes.
“2010 was yet another year of strong growth for Bitauto. Following our successful NYSE listing in the fourth quarter, we are excited to close the year reporting stellar financial results,” said William Li, chairman and chief executive officer of Bitauto. “Last year China set global all-time records for both the number of new automobiles sold and the number of Internet users. Bitauto’s well established position as the clear industry leader, combined with our unique business model, ensured that we were ideally placed to take advantage of these trends across our three business segments — our bitauto.com business, our ucar.cn business, and our digital marketing solutions business.”
“Looking to 2011, we believe that the auto industry in China will face challenges, as government subsidies to promote auto sales are phased out and major cities such as Beijing introduce traffic control policies that will restrict new auto purchases. While the phenomenal growth rates in car sales of last year are unlikely to be repeated, we nevertheless expect that strong demand from lower tier cities will drive sustainable growth for the year ahead and beyond.”
Mr. Li added, “As China’s auto market adjusts to these changes, Bitauto is very well placed to extend our market leading position. In a more competitive marketplace, auto dealers increasingly recognize the importance and value of our cost-effective Easypass and Transtar marketing tools. Advertisers too, recognize that bitauto.com and ucar.cn provide them with unrivalled access to potential car buyers online, and we are benefiting as they shift more of their marketing budgets to promotional ads online. Furthermore, we are perfectly positioned to take advantage of rising demand in lower tier cities thanks to our leading sales network which covers 82 cities. As a result, we are very confident for the quarter and the year ahead, and look forward to delivering strong results going forward.”
Mr. Andy Zhang, Bitauto’s chief financial officer, added, “We are very pleased to report solid growth for both the fourth quarter and fiscal year 2010. On an IFRS basis, net profit was mainly affected by charges arising from changes in fair value of our convertible preference shares. These charges are not indicative of our operational performance, and will no longer apply beyond 2010 since all the outstanding convertible preference shares were automatically converted into ordinary shares at the time of the Company’s IPO. Excluding the effect of these charges and other items not indicative of our performance, non-GAAP profit from continuing operations would have increased by approximately 175.0% and 68.3% year over year in the fourth quarter and fiscal year 2010, respectively. As the leader in a fast growing industry, managing for profitable growth is a top priority for Bitauto. Going forward, the scalability in our business will be increasingly apparent and we will continue to improve operational efficiency while investing in new products and services.”
Fourth Quarter 2010 Results

Revenue by Business Segment
	Three months ended
	December	% of Total	December	% of Total
RMB000s (unaudited)	31, 2009	Revenue	31, 2010	Revenue	% Change

Bitauto.com business	44,842	45.9%	103,061	64.9%	129.8%
Ucar.cn business	6,743	6.9%	7,460	4.7%	10.6%
Digital Marketing Solutions	46,044	47.2%	48,332	30.4%	5.0%

Total revenue	97,629	100.0%	158,853	100.0%	62.7%

Cost of Revenue by Business Segment
	Three months ended
		% of Total		% of Total
	December	Cost of	December	Cost of
RMB000s (unaudited)	31, 2009	revenue	31, 2010	revenue	% Change

Bitauto.com business	18,772	49.3%	27,909	55.3%	48.7%
Ucar.cn business	5,733	15.1%	6,711	13.3%	17.1%
Digital Marketing Solutions	13,529	35.6%	15,840	31.4%	17.1%

Total cost of revenue	38,034	100.0%	50,460	100.0%	32.7%

Gross profit margin	61.0%		68.2%

Bitauto reported revenue of RMB158.9 million ($24.1 million) for the fourth quarter of 2010, representing a 62.7% increase from the corresponding period in 2009. The increase in revenue was attributed to the growth of all three of the company’s business lines.
Cost of revenue for the fourth quarter of 2010 was RMB50.5 million ($7.6 million), representing a year-over-year increase of 32.7% from RMB38.0 million ($5.8 million). Cost of revenue as a percentage of revenue in the fourth quarter of 2010 was 31.8%, compared to 39.0% in the same period one year ago.
Gross profit for the fourth quarter of 2010 was RMB108.4 million ($16.4 million), representing an 81.9% increase from the corresponding period in 2009.
Revenue from the bitauto.com business for the fourth quarter of 2010 was RMB103.1 million ($15.6 million), representing a 129.8% increase from the corresponding period in 2009. The increase was attributed to an increase in advertising revenue as a result of much improved user traffic and enhanced brand awareness, as well as dealer subscription revenue growth arising from the successful execution of the Company’s strategy to expand its sales and services network and target new subscribers at the automaker level.
Cost of revenue for the bitauto.com business for the fourth quarter of 2010 was RMB27.9 million ($4.2 million), representing a year-over-year increase of 48.7% from RMB18.8 million ($2.8 million). This was mainly due to an increase in fees paid to partner websites to distribute dealer subscribers’ automobile pricing and promotional information, and an increase in business taxes in line with rising revenue.
Gross profit from the bitauto.com business for the fourth quarter of 2010 was RMB75.2 million ($11.4 million), representing a 188.3% increase from the corresponding period in 2009.
Revenue from the ucar.cn business for the fourth quarter of 2010 was RMB7.5 million ($1.1 million), representing a 10.6% increase from the corresponding period in 2009. This modest growth is attributed to a one time advertising spend in the fourth quarter of 2009 by two major automakers to promote their certified pre-owned vehicle brand debut.
Cost of revenue for the ucar.cn business for the fourth quarter of 2010 was RMB6.7 million ($1.0 million), representing a year-over-year increase of 17.1% from RMB5.7 million ($0.9 million). This was mainly due to an increase in fees paid to partner websites to distribute dealer customers’ used automobile listing information.
Gross profit from the ucar.cn business for the fourth quarter of 2010 was RMB0.7 million ($0.1 million), representing a 25.8% decrease from the corresponding period in 2009.
Revenue from the digital marketing solutions business (“CIG”) for the fourth quarter of 2010 was RMB48.3 million ($7.3million), representing a 5.0% increase from the corresponding period in 2009. This modest growth is attributed to a one-off spike in revenue for CIG in the fourth quarter of 2009 when customers released a large amount of backlogged advertising budget as the impact of the financial crisis eased.
Cost of revenue for the digital marketing solutions business for the fourth quarter of 2010 was RMB15.8 million ($2.4 million), representing a year-over-year increase of 17.1% from RMB13.5 million ($2.1 million). This was mainly due to rising personnel expenses resulting from an increase in the number of employees directly engaged in revenue-generating activities.
Gross profit from the digital marketing solutions business for the fourth quarter of 2010 was RMB32.5 million ($4.9 million), representing a 0.1% decrease from the corresponding period in 2009.

Selling and administrative expenses were RMB66.6 million ($10.1 million) for the fourth quarter of 2010, representing an increase of 68.7% from the corresponding period in 2009. This was mainly due to an increase in salaries and benefits for employees, as well as operating lease expenses related to operational expansion.
Product development expenses were RMB8.8 million ($1.3 million), a 57.2% increase from the corresponding period in 2009. The increase was primarily due to an increase in research and development personnel related expenses.
Share-based payment expenses, which were allocated to related operating expense line items, were RMB2.2 million ($0.3 million) in the fourth quarter of 2010, compared to RMB0.1 million in the corresponding period in 2009. The increase is mainly related to the issuance of new options grants in February and December 2010.
Operating profit in the fourth quarter of 2010 was RMB33.0 million ($5.0 million), representing a 127.3% increase from the corresponding period in 2009.
Income tax expense in the fourth quarter of 2010 was RMB5.9 million ($0.9 million), compared to an income tax expense of RMB1.0 million ($0.2 million) in the corresponding period in 2009. The increase is mainly attributed to an increase in taxable profit.
IFRS loss in the fourth quarter of 2010 was RMB435.1 million (a loss of $65.9 million) which was mainly attributed to the charges arising from the changes in fair value of the convertible preference shares. Basic and diluted loss per American Depositary Share (“ADS”), each representing one ordinary share, in the fourth quarter of 2010 amounted to RMB11.94 (a loss of $1.81) and RMB11.94 (a loss of $1.81), respectively.
Non-GAAP profit from continuing operations in the fourth quarter of 2010 was RMB36.9 million ($5.6 million), a 175.0% increase from the corresponding period in 2009.
As of December 31, 2010, the Company had cash and cash equivalents of RMB803.1 million ($121.7 million). Cash flows from operating activities and cash used for capital expenditures in the fourth quarter of 2010 were RMB82.1 million ($12.4 million) and RMB2.4 million ($0.4 million), respectively.
Trade receivables was RMB283.7 million ($43.0 million) as of December 31, 2010, compared to RMB224.8 million ($34.1 million) as of December 31, 2009. Days sales outstanding (“DSO”)(2) were approximately 108 days in 2010 and approximately 107 days in the previous year.
The number of employees totaled 1,290 as of December 31, 2010, a 16.3% increase from 2009.
Fiscal Year 2010 Results

Revenue by Business Segment

		Twelve months ended
	December	% of Total	December	% of Total
RMB000s (unaudited)	31, 2009	Revenue	31, 2010	Revenue	% Change

Bitauto.com business	159,288	54.3%	291,128	63.5%	82.8%
Ucar.cn business	12,224	4.2%	19,013	4.2%	55.5%
Digital Marketing Solutions	121,801	41.5%	147,964	32.3%	21.5%

Total revenue	293,313	100.0%	458,105	100.0%	56.2%

Cost of Revenue by Business Segment

	Twelve months ended
				% of Total
	December	% of Total Cost	December	Cost of
RMB000s (unaudited)	31, 2009	of revenue	31, 2010	revenue	% Change

Bitauto.com business	57,734	54.6%	79,792	53.6%	38.2%
Ucar.cn business	16,717	15.8%	27,475	18.5%	64.4%
Digital Marketing Solutions	31,295	29.6%	41,434	27.9%	32.4%

Total cost of revenue	105,746	100.0%	148,701	100.0%	40.6%

Gross profit margin	63.9%		67.5%
Revenue in 2010 was RMB 458.1million ($69.4 million), representing a 56.2% increase from 2009. The increase in revenue is attributed to the growth of all three of the company’s business lines.
Cost of revenue in 2010 was RMB148.7 million ($22.5 million), representing a year-over-year increase of 40.6% from RMB105.7 million ($16.0 million) in 2009. Cost of revenue as a percentage of revenue in 2010 was 32.5%, compared to 36.1% in 2009.
Gross profit in 2010 was RMB309.4 million ($46.9 million), representing a 65.0% increase from 2009.
Revenue from the bitauto.com business in 2010 was RMB291.1 million ($44.1 million), representing an 82.8% increase from 2009. The growth was driven by increases in both the number of Easypass subscribers and the number of advertising customers. There were 3,512 Easypass subscribers in 2010, representing a 78.7% increase from 2009. The number of bitauto.com advertising customers for 2010 was 1,183, an increase of 71.2% from 2009.
Cost of revenue for the bitauto.com business in 2010 was RMB79.8 million ($12.1 million), representing a year-over-year increase of 38.2% from RMB57.7 million ($8.7 million) in 2009. This increase was mainly due to an increase in fees paid to partner websites to distribute dealer customers’ automobile pricing and promotional information, and an increase in business taxes in line with growth of revenue.
Gross profit from the bitauto.com business in 2010 was RMB211.3 million ($32.0 million), representing a 108.1% increase from 2009.
Revenue from the ucar.cn business in 2010 was RMB19.0 million ($2.9 million), representing a 55.5% increase from 2009. The growth was primarily driven by increases in both the number of advertising customers and the number of Transtar customers. The number of ucar.cn advertising customers for 2010 was 248, a 210.0% increase from 2009. Ucar.cn had 1,409 Transtar customers in 2010, representing an 82.0% increase from 2009.
Cost of revenue for the ucar.cn business for 2010 was RMB27.5 million ($4.2 million), representing a year-over-year increase of 64.4% from RMB16.7 million ($2.5 million) in 2009. This increase was mainly due to an increase in fees paid to partner websites to distribute dealer customers’ used automobile listing information.
Gross loss from the ucar.cn business in 2010 was RMB8.5 million ($1.3 million), representing an 88.3% increase from 2009.

Revenue from the digital marketing solutions business in 2010 was RMB148.0 million ($22.4 million), representing a 21.5% increase from 2009. The growth was driven by increases in both the number of CIG customers and revenue per customer. CIG had 12 digital marketing customers in 2010, representing a 20% increase from 2009.
Cost of revenue for the digital marketing solutions business in fiscal year 2010 was RMB41.4 million ($6.3 million), representing a year-over-year increase of 32.4% from RMB31.3 million ($4.7 million) in 2009. This was mainly due to an increase in personnel expenses resulting from growth in the number of employees directly engaged in revenue-generating activities.
Gross profit from the digital marketing solutions business in 2010 was RMB106.5 million ($16.1 million), representing a 17.7% increase from 2009.
Selling and administrative expenses in fiscal year 2010 were RMB212.0 million ($32.1 million), representing an increase of 69.2% from 2009. This was mainly due to an increase in salaries and benefits to employees, operating lease expenses related to operational expansion and an increase in marketing expenses to enhance brand awareness of bitauto.com and ucar.cn.
Product development expenses in fiscal year 2010 were RMB29.8 million ($4.5 million), a 74.2% increase from 2009. This increase was primarily due to growth in research and development personnel-related expenses.
Share-based payment expenses in fiscal year 2010, which were allocated to related operating costs and expense line items, were RMB7.5 million ($1.1 million) in 2010, compared to RMB0.3 million in 2009. This increase is mainly related to the issuance of new options grants in February and December 2010.
Operating profit in fiscal year 2010 was RMB67.6 million ($10.2 million), representing a 49.6% increase from 2009.
Income tax expense in fiscal year 2010 was RMB13.2 million ($2.0 million), compared to an income tax expense of RMB3.5 million ($0.5 million) in 2009.
IFRS loss in fiscal year 2010 was RMB1.27 billion (a loss of $192.9 million), which was mainly attributed to the charges arising from the changes in fair value of the convertible preference shares. Basic and diluted earnings per ADS, each representing one ordinary share, in fiscal year 2010 amounted to RMB38.29 ($5.80) and RMB38.29 ($5.80), respectively.
Non-GAAP profit from continuing operations in fiscal year 2010 was RMB70.3 million ($10.7 million), a 68.3% increase from 2009.
First Quarter 2011 Outlook
Bitauto currently expects to generate revenue in the range of RMB96.0 million ($14.5 million) to RMB99.0 million ($15.0 million) in the first quarter of 2011, representing a 37.4% to 41.7% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB0.27 ($0.04) in the first quarter of 2011.
This forecast takes into consideration seasonality factors in Bitauto’s business, and reflects management’s current and preliminary view, which is subject to change.

Conference Call Information
Bitauto’s management will hold an earnings conference call today, March 3, 2011, at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1-866-362-4820
Hong Kong:	+852-3002-1672
North China:	+10-800-852-1490 and +10-800-712-2655
International:	+1-617-597-5345
Passcode:	03032011
A replay of the conference call may be accessed by phone at the following number until March 10, 2011:

US:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	20609839
Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.
About Bitauto Holdings Limited
Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online.
Bitauto manages its businesses in three segments, namely its bitauto.com business, its ucar.cn business and its digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website and partner websites. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s ucar.cn website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its ucar.cn website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.
For more information, please visit ir.bitauto.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for Q4 and fiscal year 2010 and quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.
Use of Non-GAAP Financial Measures
Bitauto’s management supplements the data it receives regarding IFRS (loss)/profit from continuing operations with non-GAAP profit from continuing operations, which excludes from IFRS (loss)/profit from continuing operations the charges relating to (i) changes in fair value of the derivative component of the Company’s convertible preference shares, (ii) changes in fair value of the Company’s convertible promissory notes, (iii) finance costs relating to the Company’s preference shares, (iv) share-based payments and (v) non-capitalized IPO expenses. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the charges resulting from its convertible preference shares being characterized as liabilities under IFRS. In addition, all convertible preference shares were automatically converted into ordinary shares upon the completion of the Company’s initial public offering in November 2010, and, as a result, there will be no such charges relating to convertible preference shares starting 2011. Furthermore, this non-GAAP financial measure eliminates the impact of items that Bitauto does not consider indicative of the performance of its business.
The use of non-GAAP profit from continuing operations has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP profit from continuing operations. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit from continuing operations may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.
Reconciliation of each of these non-GAAP financial measures to the most directly comparable IFRS financial measure are set forth at the end of this release.

1.	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.6000 to US$1.00, the effective noon buying rate as of December 30, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	For the online advertising services we provide as part of our digital marketing solutions business, we act as an agent in placing our automaker customers’ advertisements on the websites of our media vendors. We enter into publishing schedule agreements with our automaker customers and into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. We record receivables from our automaker customers and corresponding payables due to our media vendors. As such, we record accounts receivable from our customers and accounts payable to media vendors on a gross basis. We receive fees in the capacity of an agent for assisting our automaker customers in placing advertisements on media vendors’ websites, and therefore, record the fees on a net basis. As a result, to calculate DSO that is indicative of our operations, the numerator of our DSO calculation includes the gross value of the advertisements placed that correspond to the gross payables recorded due to our media vendors. DSO is defined as gross value of advertisements including revenue, divided by trade and notes receivables multiplied by 365 days.
For investor and media inquiries, please contact:
China
IR Department
Bitauto Holdings Limited
Tel:+86-10-6849-2145
ir@bitauto.com
Martin Reidy
Brunswick Group LLP
Tel:+86-10-5960-8600
bitauto@brunswickgroup.com
New York
Cindy Zheng
Brunswick Group LLP
Tel:+1-212-333-3810
bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA
Consolidated statements of comprehensive income data

	For the Three Months Ended
	December 31,	December 31,
	2009	2010
	Unaudited	Unaudited
Continuing operations
Revenue	97,628,745	158,852,620
Cost of revenue	(38,033,894)	(50,459,333)

Gross profit	59,594,851	108,393,287

Selling and administrative expenses	(39,495,706)	(66,634,572)
Product development expenses	(5,598,785)	(8,801,707)

Operating profit	14,500,360	32,957,008

Other income	44,126	3,672,474
Other expenses	(233,439)	(402,477)
Changes in fair value of derivative component of convertible preference shares	(23,536,103)	(463,768,220)
Interest income	64,156	214,380
Interest expense	—	(535,400)
Finance costs on convertible preference shares	(2,414,779)	(1,317,761)

Loss before tax from continuing operations	(11,575,679)	(429,179,996)

Income tax expense	(1,022,204)	(5,940,920)

Loss for the period from continuing operations	(12,597,883)	(435,120,916)

Loss for the period	(40,199,532)	(435,120,916)
Total comprehensive loss for the period	(40,155,836)	(425,175,124)

Other Financial Data (unaudited)
Non-GAAP profit from continuing operations	13,426,038	36,924,283
Reconciliation of IFRS loss from continuing operations to non-GAAP profit from continuing operations

	For the Three Months Ended
	December 31,	December 31,
	2009	2010
	Unaudited	Unaudited
Loss from continuing operations	(12,597,883)	(435,120,916)
Changes in fair value of derivative component of convertible preference shares	23,536,103	463,768,220
Finance costs on convertible preference shares	2,414,779	1,317,761
Share-based payments	73,039	2,197,076
Non-capitalized IPO expenses	—	4,762,142

Non-GAAP profit from continuing operations	13,426,038	36,924,283

SELECTED CONSOLIDATED FINANCIAL DATA
Consolidated statements of comprehensive income data

	For the Year Ended
	December 31,	December 31,
	2009	2010
	Audited	Unaudited
Continuing operations
Revenue	293,313,061	458,105,042
Cost of revenue	(105,746,286)	(148,700,716)

Gross profit	187,566,775	309,404,326

Selling and administrative expenses	(125,267,481)	(212,002,175)
Product development expenses	(17,089,988)	(29,777,897)

Operating profit	45,209,306	67,624,254

Other income	594,213	5,358,201
Other expenses	(1,167,647)	(1,345,753)
Changes in fair value of derivative component of convertible preference shares	(33,305,170)	(1,270,701,904)
Changes in fair value of convertible promissory notes	680,067	—
Interest income	372,785	618,258
Interest expense	—	(992,650)
Finance costs on convertible preference shares	(14,917,041)	(9,354,999)

Loss before tax from continuing operations	(2,533,487)	(1,208,794,593)

Income tax expense	(3,502,093)	(13,185,495)

Loss for the year from continuing operations	(6,035,580)	(1,221,980,088)

Loss for the year	(60,347,813)	(1,273,289,916)
Total comprehensive loss for the year	(60,150,254)	(1,247,876,873)

Other Financial Data (unaudited)
Non-GAAP profit from continuing operations	41,798,723	70,348,655
Reconciliation of IFRS loss from continuing operations to non-GAAP profit from continuing operations

	For the Year Ended
	December 31,	December 31,
	2009	2010
	Unaudited	Unaudited
Loss from continuing operations	(6,035,580)	(1,221,980,088)
Changes in fair value of derivative component of convertible preference shares	33,305,170	1,270,701,904
Changes in fair value of convertible promissory notes	(680,067)	—
Finance costs on convertible preference shares	14,917,041	9,354,999
Share-based payments	292,159	7,509,698
Non-capitalized IPO expenses	—	4,762,142

Non-GAAP profit from continuing operations	41,798,723	70,348,655

SELECTED CONSOLIDATED FINANCIAL DATA
Consolidated statements of financial position data

	December 31,	December 31,
	2009	2010
	Audited	Unaudited
Assets
Current assets	429,761,019	1,137,963,151
Non-current assets	103,105,081	37,732,672

Total assets	532,866,100	1,175,695,823

Liabilities
Current liabilities	249,734,913	352,283,145
Non-current liabilities
Convertible preference shares	473,619,896	—
Total Non-current liabilities	477,299,395	—

Total liabilities	727,034,308	352,283,145

Total (deficit)/equity	(194,168,208)	823,412,678

Total liabilities and equity	532,866,100	1,175,695,823

CONTACT: China: IR Department: Bitauto Holdings Limited at +86-10-6849-2145 or ir@bitauto.com; Martin Reidy, Brunswick Group LLP at +86-10-5960-8600 or bitauto@brunswickgroup.com; New York, Cindy Zheng, Brunswick Group LLP at +1-212-333-3810 or bitauto@brunswickgroup.com